UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 33944

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 AND ENDING 03/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gordon, Haskett Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

441 Lexington Avenue, 10th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael E. Haskett	212-883-0600	MHaskett@GordonHaskett.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC

(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Haskett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gordon, Haskett Capital Corporation, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Brendan Lane
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02LA0015217
Qualified in New York County
Commission Expires 10/28/2027

Signature: [signature]

Title: Chairman

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GORDON, HASKETT CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2025

(FILED PURSUANT TO RULE 17a-5(e)(3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)
AS A PUBLIC DOCUMENT

GORDON, HASKETT CAPITAL CORPORATION
TABLE OF CONTENTS
MARCH 31, 2025



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

Sanville & Company LLC

Philadelphia | New York | Dallas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and
Those Charged With Governance of
Gordon, Haskett Capital Corporation

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2023.
Huntingdon Valley, Pennsylvania
June 20, 2025

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2025

ASSETS

Cash and cash equivalents	$ 180,363
Clearing deposit	1,210,585
Commissions receivable	71,856
Total assets	$ 1,462,804

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 40,000
Due to related parties	137,931
Total liabilities	177,931
Subordinated borrowings	1,000,000
Stockholders' equity	
Common stock, par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 96 shares	1
Additional paid-in capital	6,543,050
Accumulated deficit	(6,258,178)
Total stockholders' equity	284,873
Total liabilities and stockholders' equity	$ 1,462,804

See notes to financial statement.

GORDON, HASKETT CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2025

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company, like other securities industry entities, is affected by economic and political conditions.

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and clears all transactions on behalf of customers on a fully- disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Related Parties' Business Arrangements

The Company has several agreements with certain affiliated related parties under common ownership with its shareholders. Related Parties' affiliation and main businesses arrangements follow (see Note 7):

Gordon Haskett Research Advisors (GHRA), owned 56% by the same two shareholders of the Company, provides research services to institutional investors. GHRA agreed to pay the Company for providing various professional, legal and accounting, consulting, office management and administrative services.

Indata Services Co., LLC (Indata), owned 100% by the same two shareholders of the Company, provides portfolio management services. Indata agreed to pay the Company for providing various professional legal and accounting, consulting, office management and administrative services.

The Company agreed to pay for office space rental including utilities to 441 Lexington Avenue Co., owned 99% by the 50% shareholder of the Company.

Gordon Property Group LLC, consisting of several separate operating real estate entities, ownership ranging from 97% to 100% by the 50% shareholder of the Company, agreed to pay the Company for providing various professional legal and accounting, consulting, office management and and administrative services.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term money market funds and highly-liquid debt instruments purchased with an original maturity of three months or less when purchased.

Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company's commissions receivable are reported at their estimated net realizable value. Management determined that an allowance for doubtful accounts was not necessary as of March 31, 2025.

Receivables and Deferred Revenue

Commissions receivable of $71,856 are included on the statement of financial condition at March 31, 2025.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

The fair value methodology prioritizes techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations are based on inputs that are unobservable and significant to overall fair value measurement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. However, the Company is subject to New York City corporate taxes because New York City does not recognize S corporation status. Deferred tax assets of approximately $416,000 are fully offset by a contra valuation allowance in the same amount.

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of March 31, 2025.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2021-2023, or expected to be taken in year 2024 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal, New York State and New York City where the Company operates. The Company is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of interest expenses. As of March 31, 2025, the Company has no accrued interest or penalties related to uncertain tax positions.

Furniture and Equipment

Furniture and equipment consists of computers, and furniture and fixtures which are recorded at cost and depreciated over their useful lives of five years. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

Lease Accounting

The Company adopted the lease accounting guidance in Accounting Standards Update No. 2016-2, *Leases* (Topic 842) ("ASC Topic 842"). The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 month or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company's lease obligations are deemed to be short-term.

Note 2 – Fair Value Measurements

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with investing in those securities. The Company records money market funds at amortized cost which is represented by the net asset value and reflects its fair value at March 31, 2025.

Description	Level 2
Money Market Funds	$ 177,286 Reported as cash equivalents

At March 31, 2025 the carrying value of the Company's cash, due to related party, accounts payable and accrued expenses approximate their fair value due to their short term nature.

Note 3 - Furniture and Equipment

The components of furniture and equipment are as follows:

Office equipment	$ 212,412
Furniture and fixtures	41,269
	253,681
Less: Accumulated depreciation	(253,681)
	$ - 0 -

Note 4 - Subordinated Borrowings

Subordinated Borrowings totaling $1,000,000 at March 31, 2025 consist of two separate $500,000 subordinated loan agreements (SLAs) payable to one of the its stockholders, bearing interest at 1% per annum with maturity dates of February 28, 2026 and December 1, 2025, respectively. Each SLA provides each year for an automatic additional year rollover from its maturity date. Both SLAs have been approved by FINRA as allowable in computing the Company's Net Capital Rule (SEC Rule 15c3-1.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2025, the Company had net capital of $1,281,327 which exceeded the requirement of $50,000 by $1,231,327. The Company's net capital ratio was 0.14 to 1.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to a clearing broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specific potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specific third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7 – Related Party Transactions

The Company has entered into a Research Exchange Vendor Agreement with GHRA (the vendor) whereby the Vendor provided research services pursuant to Section 28 (e) of the Securities Exchange Act of 1934 (the soft dollar arrangements).

Due to Related Parties totaling $137,931 at March 31, 2025 consists of amounts payable to GHRA. The Company has entered into certain written expense sharing agreements (ESA) with certain affiliates under common ownership (see Note 1).

The Company leases office space from a related entity that is wholly owned by a 50% stockholder of the Company, on a month-to-month basis.

Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

Note 8 – Employee Benefit Plans – 401(k) Plan

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements.

Note 9 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of classes of services, including commission revenue and administrative fees. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.